SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated October 20, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2008 reflected:

•	Operating revenue reached RMB301.396 billion, up by 16.6% over the same period of last year

•	EBITDA of RMB159.197 billion, up by 14.3% over the same period of last year

•	Profit attributable to shareholders of RMB82.590 billion, up by 37.9% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2008.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2008 to 30 September 2008	For the period from 1 January 2007 to 30 September 2007	Increase
Operating Revenue (RMB)	301.396 billion	258.465 billion	16.6%
EBITDA (RMB)	159.197 billion	139.291 billion	14.3%
EBITDA Margin	52.8%	53.9%
Profit Attributable to Shareholders (RMB)	82.590 billion	59.880 billion	37.9%
Margin of Profit Attributable to Shareholders	27.4%	23.2%

Note: The effect of the adjustment of the income tax rate in Mainland China has been reflected in the financial data for the first three quarters of 2008.

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Operational Data

	As at 30 September 2008/For the period from 1 January 2008 to 30 September 2008	As at 30 June 2008/ For the period from 1 January 2008 to 30 June 2008
Subscriber Base	436.12 million	414.59 million
Net Additional Subscribers for the relevant reporting period	66.78 million	45.25 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/ Month)	83	84
Total Voice Usage Volume for the relevant reporting period (Minutes)	1,784.88 billion	1,160.47 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	493	496
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.169	0.169
Number of Value-Added Business Users	414.39 million	394.81 million
Number of MMS Users	118.80 million	109.61 million
Number of Mobile Music Users	346.42 million	323.09 million
Short Messaging Service Usage Volume for the relevant reporting period (Messages)	449.5 billion	296.1 billion
Number of Employees	137,564	135,132
Labor Productivity (Subscribers/Employee)	3,170	3,068

In spite of a series of natural disasters including snowstorms, earthquake and floods, by leveraging highly effective refined management, elaborating our network and brand advantages, and adapting proactively and rationally to the changes in the operational environment, the Group continued to maintain a favorable growth in its financial results for the first three quarters of 2008. The Group’s operating revenue reached RMB301.396 billion, representing an increase of 16.6% compared to the same period of last year. EBITDA reached RMB159.197 billion, representing an increase of 14.3% compared to the same period of last year. Profit attributable to shareholders reached RMB82.590 billion, representing an increase of 37.9% compared to the same period of last year due partly to change in PRC enterprise income tax rate. Margin of profit attributable to shareholders reached a relatively high level of 27.4%.

The Group enhanced its management skills continuously, business development showed good prospects and operational results remained robust. Through our continuous expansion into the rural market, our subscriber growth maintains a strong growth momentum and the average monthly net additional subscribers for the first three quarters reached approximately 7.42 million and subscriber base reached 436.12 million as at 30 September 2008. However, as the new subscribers are mainly low-end users and tariff adjustments are steadily and gradually introduced in the first three quarters, ARPU and average revenue per minute of usage recorded a decrease. Total voice usage volume increased by 37.0% compared to the same period of last year. Value-added business also continued its rapid growth and Short Messaging Service usage volume increased by 23.1% compared to the same period of last year. Meanwhile, other data businesses also made an increasingly remarkable contribution to the operating revenue. The favorable growth in subscriber base and voice usage volume and the development of value-added business resulted in an increase of 16.6% in operating revenue in the first three quarters. The Group will continue to increase its investments in sales channels, customer service, network optimization, support system and R&D in order to further enhance the Group’s core competitiveness to respond to the competitive environment after restructuring. Furthermore, the Group will continue to maintain a stable growth in its profitability through refined cost management and by leveraging economies of scale.

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To meet new opportunities associated with new challenges, the Group will strengthen and enhance its core competitiveness continuously in order to adapt rapidly to changes in the operational environment. By leveraging our strong foundation and competitive edge and pursuing a sound, balanced, sustainable and stable development, we will maintain a solid, long-term business foundation with the goal of creating best possible returns for our investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non- executive director.

By Order of the Board
China Mobile Limited Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 20 October 2008

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